UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 24, 2011

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

2300 Yonge Street, Suite 1710, PO Box 2408
Toronto, Ontario M4P 1E4, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K Items

1.    FORM 13-502F1 -- CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: October 24, 2011	By:	/s/ Jason D. Meretsky
Jason D. Meretsky Chief Executive Officer

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name:  LIVEREEL MEDIA CORPORATION

End date of last completed fiscal year:  June 30, 2011

Total number of securities of a class or series outstanding as at the end of the issuer's last completed fiscal year	23,521,744 (i)
Simple average of the closing price of that class or series as of the last trading day of each month in the last completed fiscal year (See clauses 2.7(a)(ii)(A) and (B) of the Rule)	$0.01 (ii)
Market value of class or series	(i) X (ii) =	$235,217 (A)

(Repeat the above calculation for each other class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the last completed fiscal year)
________________(B)
Market value of other securities at the end of the last completed fiscal year: (See paragraph 2.7(b) of the Rule)
(Provide details of how value was determined)		________________(C)

(Repeat for each other class or series of securities to which
paragraph 2.7(b) of the Rule applies)		________________(D)
Capitalization for the last completed fiscal year
(Add market value of all classes and series of securities)	(A)+ (B)+(C)+(D) =	$235,217
Participation Fee
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$820.00
Late Fee, if applicable
(As determined under section 2.5 of the Rule)